KRAMER LEVIN NAFTALIS & FRANKEL LLP

Thomas E. Molner

Partner

Phone   212-715-9429

Fax   212-715-8000

TMolner@KRAMERLEVIN.com

February 11, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010
Attn:  Michelle Lacko, Staff Attorney

Re:                             Baltic Trading Limited

                                                                                                                                                Amendment No. 4 to Form S-1

                                                                                                                                                File No. 333-162456

Ladies and Gentlemen:

On behalf of Baltic Trading Limited (the “Company” or “Baltic Trading”), we are forwarding to you clean and marked courtesy copies of the above-referenced amendment to the Company’s Registration Statement on Form S-1 (as so amended, including all exhibits thereto, the “Registration Statement”) which has been filed via EDGAR.  The marked copies show changes from the previous amendment to the Registration Statement.  The current amendment includes audited financials of the Company for the year ended December 31, 2009 and some additional updates.  Please do not hesitate to contact me at the above telephone and facsimile numbers if you have any questions.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:           Mr. John C. Wobensmith

Enclosures:                                  One clean copy of the Registration Statement

                                                                                                Two marked copies of the Registration Statement

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